Exhibit 12.1

Statement regarding the computation of consolidated ratio of earnings to fixed charges

Royal Bank of Canada and Subsidiaries - IFRS
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Nine Months Ended July 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31	Year Ended October 31
	2018	2017	2016	2015	2014	2013
(Canadian dollars in millions)
Excluding Interest on Deposits
Net Income before income taxes	$11,820	$14,672	$13,299	$12,623	$11,710	$10,447
Less: Income/(loss) from equity investees (Note 1)	(9)	(331)	(184)	(146)	(162)	(139)	Note 1
Fixed Charges:
Interest expense (excl. Deposits)	$3,729	$3,200	$2,454	$2,235	$2,030	$2,205
Estimated interest within rental expenss	174	241	220	193	177	169
Total Fixed charges	3,903	3,441	2,674	2,428	2,207	2,374
Preferred dividend requirements (Note 2)	276	385	374	240	277	317	Note 2
Fixed charges and preferred dividends	4,179	3,826	3,047	2,668	2,484	2,691
Earnings	15,714	17,782	15,788	14,905	13,755	12,682
Ratio of earnings to fixed charges	4.03	5.17	5.90	6.14	6.23	5.34
Ratio of earnings to fixed charges and preferred dividends	3.76	4.65	5.18	5.59	5.54	4.71

Including Interest on Deposits
Net Income before income taxes	$11,820	$14,672	$13,299	$12,623	$11,710	$10,447
Less: Income/(loss) from equity investees (Note 1)	(9)	(331)	(184)	(146)	(162)	(139)	Note 1
Fixed Charges:
Interest expense (incl. Deposits)	$10,569	$9,764	$7,921	$7,958	$7,903	$7,899
Estimated interest within rental expense	174	241	219	193	177	169
Total fixed charges	10,743	10,005	8,140	8,151	8,080	8,068
Preferred dividend requirements (Note 2)	276	385	374	240	277	317	Note 2
Fixed charges and preferred dividends	11,019	10,390	8,514	8,391	8,357	8,385
Earnings	22,554	24,346	21,255	20,628	19,628	18,376
Ratio of earnings to fixed charges	2.10	2.43	2.61	2.53	2.43	2.28
Ratio of earnings to fixed charges and preferred dividends	2.05	2.34	2.50	2.46	2.35	2.19

Note (1)	Nine Months Ended July 31, 2018	2017	2016	2015	2014	2013
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments)	13	335	176	149	162	159
Impairment of investments in JV and associates	(4)	(4)	8	(3)	-	(20)
	9	331	184	146	162	139
Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	214	300	294	191	213	253
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	77.7%	78.2%	78.6%	79.4%	76.9%	79.9%
Preferred Dividend Requirement	276	385	374	240	277	317
Effective Tax Rate	22.3%	21.8%	21.4%	20.6%	23.1%	20.1%